EXHIBIT 99.1

RedHill Biopharma Completes Treatment of Last Patient with RHB-105 in Phase III Study

  Last patient has completed treatment course with RHB-105, for primary endpoint evaluation
  The Phase III top-line results with RHB-105 for the treatment of H. pylori bacterial infection are expected during the third week of June 2015, subject to completion of review requirements
  RHB-105 targets a significantly broader indication than current standard treatments for H. pylori, as a first-line treatment of H. pylori infection, regardless of ulcer status
  RHB-105 was granted a QIDP designation by the FDA, allowing RedHill to benefit from fast-track development status for RHB-105, priority review, and extended market exclusivity for a total of 8 years
  The 2015 global and U.S. markets for H. pylori eradication therapies were recently estimated at approximately $4.83 billion and $1.45 billion, respectively

TEL-AVIV, Israel, June 8, 2015 (GLOBE NEWSWIRE) -- RedHill Biopharma Ltd. (Nasdaq:RDHL) (TASE:RDHL) ("RedHill"), an Israeli biopharmaceutical company focused on late clinical-stage, proprietary, orally-administered, small molecule drugs for inflammatory and gastrointestinal diseases, including gastrointestinal cancers, today announced that the last patient enrolled in the first Phase III study with RHB-105 for the treatment of Helicobacter pylori (H. pylori) bacterial infection has completed the treatment course with the investigational product, RHB-105, for primary endpoint evaluation. Top-line results from this study are expected in the third week of June 2015, subject to completion of review requirements.

The randomized, placebo-controlled, Phase III study (the ERADICATE Hp study) is intended to evaluate the safety and efficacy of RHB-105 as a first-line treatment for confirmed H. pylori bacterial infection, a major cause of chronic gastritis, peptic ulcer disease, gastric cancer and mucosa associated lymphoid tissue (MALT) lymphoma. If successful, the ERADICATE Hp Phase III study is planned to be followed by a second Phase III study and additional studies may be required, subject to FDA feedback. A total of 118 non-investigated dyspepsia patients with confirmed H. pylori infection were enrolled and treated in the ERADICATE Hp study, which was conducted in the U.S. Subjects were randomized in a 2:1 ratio to receive either RHB-105 or a placebo for a period of 14 days and assessed for the eradication of H. pylori infection 28 to 35 days after completion of treatment. The primary endpoint of the study is to show superiority in eradication of H. pylori infection over historical standard of care efficacy levels of 70% effectiveness.

With RHB-105, RedHill is pursuing an indication of first line treatment of H. pylori infection regardless of ulcer status, a significantly broader indication than current standard treatments for H. pylori, which are typically limited and indicated to treat patients with an active or recent history of ulcers. If approved, RHB-105 may be the first H. pylori eradication therapy to target this broader indication, which would significantly expand the potential patient population on the label for this drug candidate.

RHB-105 was designated by the FDA as a Qualified Infectious Disease Product (QIDP) under the Generating Antibiotic Incentives Now (GAIN) Act, which is intended to incentivize the development of new antibiotic drugs for the treatment of serious or life-threatening infections. The designation allows RedHill to benefit from fast-track development status for RHB-105, providing for an expedited development pathway, as well as priority review status, potentially leading to a shorter review time by the FDA of a New Drug Application (NDA), if filed. If approved, RHB-105 will also receive an additional five years of U.S. market exclusivity in addition to the standard exclusivity period, for a total of 8 years of market exclusivity.

The 2015 global and U.S. market potential for H. pylori eradication therapies, at current branded prices, was recently estimated at approximately $4.83 billion and $1.45 billion, respectively, and could potentially grow with increasing awareness of the health risks associated with H. pylori infection and the benefits of its eradication1.

About RHB-105:

RHB-105 is a new and proprietary fixed-dose oral combination therapy of two antibiotics and a proton pump inhibitor (PPI) in an all-in-one oral capsule with a planned indication for the treatment of H. pylori infection. H. pylori bacterial infection is a major cause of chronic gastritis, peptic ulcer disease, gastric cancer, and mucosa associated lymphoid tissue (MALT) lymphoma. RHB-105 is currently undergoing a first Phase III clinical study in the U.S. (named ERADICATE Hp), planned to be followed, if successful, by a second Phase III study. Additional studies may be required, subject to FDA feedback. RHB-105 has been granted Qualifying Infectious Disease Product (QIDP) designation by the FDA, providing a fast-track development pathway, as well as priority review status, potentially leading to a shorter review time by the FDA of an NDA, if filed. If approved, RHB-105 will also receive an additional five years of U.S. market exclusivity, on top of the standard exclusivity period, for a total of 8 years of market exclusivity.

About RedHill Biopharma Ltd.:

RedHill Biopharma Ltd. (Nasdaq:RDHL) (TASE:RDHL) is an emerging Israeli biopharmaceutical company focused on the development and acquisition of late clinical-stage, proprietary, orally-administered drugs for the treatment of inflammatory and gastrointestinal diseases, including gastrointestinal cancers. RedHill's current pipeline of proprietary products includes: (i) RHB-105 - an oral combination therapy for the treatment of Helicobacter pylori infection, with an ongoing first Phase III study; (ii) RHB-104 - an oral combination therapy for the treatment of Crohn's disease, with an ongoing first Phase III study; (iii) BEKINDA™ (RHB-102) - a once-daily oral pill formulation of ondansetron with an ongoing Phase III study in the U.S. for acute gastroenteritis and gastritis and a European marketing application for chemotherapy and radiotherapy-induced nausea and vomiting submitted in December 2014; (iv) RHB-106 - an encapsulated formulation for bowel preparation licensed to Salix Pharmaceuticals, Ltd.; (v) ABC294640 – a Phase II-stage orally-administered SK2 inhibitor targeting multiple inflammatory-GI diseases and related oncology indications; (vi) MESUPRON® - a Phase II-stage uPA inhibitor, administered by oral capsule, targeting gastrointestinal and other solid tumor cancers; (vii) RP101 - currently subject to an option-to-acquire by RedHill, RP101 is a Phase II-stage Hsp27 inhibitor, administered by oral tablet, targeting pancreatic and other gastrointestinal cancers; (viii) RIZAPORT™ (RHB-103) - an oral thin film formulation of rizatriptan for acute migraines with a U.S. NDA currently under discussions with the FDA and a European marketing application submitted in October 2014; and (ix) RHB-101 - a once-daily oral pill formulation of the cardio drug carvedilol.

This press release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements may be preceded by the words "intends," "may," "will," "plans," "expects," "anticipates," "projects," "predicts," "estimates," "aims," "believes," "hopes," "potential" or similar words. Forward-looking statements are based on certain assumptions and are subject to various known and unknown risks and uncertainties, many of which are beyond the Company's control, and cannot be predicted or quantified and consequently, actual results may differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, without limitation, risks and uncertainties associated with (i) the initiation, timing, progress and results of the Company's research, manufacturing, preclinical studies, clinical trials, and other therapeutic candidate development efforts; (ii) the Company's ability to advance its therapeutic candidates into clinical trials or to successfully complete its preclinical studies or clinical trials; (iii) the extent and number of additional studies that the Company may be required to conduct and the Company's receipt of regulatory approvals for its therapeutic candidates, and the timing of other regulatory filings, approvals and feedback; (iv) the manufacturing, clinical development, commercialization, and market acceptance of the Company's therapeutic candidates; (v) the Company's ability to establish and maintain corporate collaborations; (vi) the interpretation of the properties and characteristics of the Company's therapeutic candidates and of the results obtained with its therapeutic candidates in research, preclinical studies or clinical trials; (vii) the implementation of the Company's business model, strategic plans for its business and therapeutic candidates; (viii) the scope of protection the Company is able to establish and maintain for intellectual property rights covering its therapeutic candidates and its ability to operate its business without infringing the intellectual property rights of others; (ix) parties from whom the Company licenses its intellectual property defaulting in their obligations to the Company; (x) estimates of the Company's expenses, future revenues capital requirements and the Company's needs for additional financing (xi) competitive companies and technologies within the Company's industry; and (xii) the impact of the political and security situation in Israel on the Company's business. More detailed information about the Company and the risk factors that may affect the realization of forward-looking statements is set forth in the Company's filings with the Securities and Exchange Commission (SEC), including the Company's Annual Report on Form 20-F filed with the SEC on February 26, 2015. All forward-looking statements included in this Press Release are made only as of the date of this Press Release. We assume no obligation to update any written or oral forward-looking statement unless required by law.

1 Jerry Rosenblatt, Ph.D., a member of RedHill's Advisory Board and Partner at Foster Rosenblatt, RedHill Biopharma press release: RedHill Biopharma's Investor Webcast Forum Provides Update on the RHB-105 Phase III Program and Potential H. Pylori Eradication Market, May 18, 2015.

CONTACT: Company contact:
         Adi Frish
         Senior VP Business Development &
         Licensing
         RedHill Biopharma
         +972-54-6543-112
         adi@redhillbio.com

         IR contact (U.S.):
         Marcy Nanus
         Senior Vice President
         The Trout Group
         +1-646-378-2927
         Mnanus@troutgroup.com